CUSIP NO.	307675108	13D	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

307675108

(CUSIP Number)

Bradley D. Takahashi
Franklin Mutual Advisers, LLC
101 John F. Kennedy Parkway
Short Hills, NJ 07078-2789
800-632-2350

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	307675108	13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS.

Franklin Mutual Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,093,533 (See Item 5)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,093,533 (See Item 5)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,093,533

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%

14.	TYPE OF REPORTING PERSON

IA, OO (See Item 5)

CUSIP NO.	307675108	13D	Page 3 of 7

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value(the "Common Stock" ), of FARMER BROS. CO., a Delaware corporation (the "Issuer"),

whose principal executive offices are located at 20333 South Normandie Avenue, Torrance, CA 90502.

Item 2.	Identity and Background.

This statement is filed by Franklin Mutual Advisers, LLC (“FMA”).

The principal business address of FMA is 101 John F. Kennedy Parkway,Short Hills, NJ 07078-2789. FMA is an
investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to
Franklin Mutual Series Funds. FMA is a Delaware limited liability company.

The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Exhibit A attached hereto.

Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately
$32.4 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective advisory clients.

Item 4.	Purpose of Transaction.

The securities covered by this Statement were acquired by FMA’s investment management clients and for the purpose of investment.

FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Simultaneously with the filing of this amended schedule, FMA is filing a Schedule 13G reflecting the holdings of FMA’s investment management clients.

FMA may in the future, on behalf of its investment management clients, purchase additional shares of

Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise,

or sell some or all of its Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b) One or more of FMA’s investment management clients is the owner of 2,093,533 shares of Common Stock
(the “Securities”),	representing	approximately 13.0% of the outstanding shares of Common Stock.
Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities.
                 Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton
Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”).
Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998)
relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

CUSIP NO.	307675108	13D	Page 4 of 7

Charles B. Johnson and Rupert H. Johnson, Jr.(the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the
Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

             (c) Neither FMA nor, to the best of   its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein, except that Mutual Beacon Fund, a series of Franklin Mutual Series Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 1,033,896 shares of Common

Stock, or 6.4% of the class and the Mutual Global Discovery Fund, a series of Franklin Mutual Series

Funds, an investment company registered under the Investment Company Act of 1940, has an interest in

904,637 shares of Common Stock, or 5.6% of the class of securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Executive Officers of Reporting Person

CUSIP NO.	307675108	13D	Page 5 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2010

Franklin Mutual Advisers, LLC

By: /s/BRADLEY TAKAHASHI

_____________________________________________
Bradley Takahashi
Vice President of Franklin Mutual Advisers, LLC

CUSIP NO.	307675108	13D	Page 6 of 7

Exhibit A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Maria Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda Beckerle	Chief Compliance Officer, FMA	Franklin Templeton Institutional, LLC 600 5th Avenue New York, NY 10020
Steven J. Gray	Assistant Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Eric C. Metallo	Assistant Secretary, FMA	Franklin Templeton Institutional, LLC 600 5th Avenue New York, NY 10020

CUSIP NO.	307675108	13D	Page 7 of 7

FRI:	Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open-end and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA:	Franklin Mutual Advisers, LLC
101 John F. Kennedy Parkway
Short Hills, NJ 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Funds. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.